SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: October 27, 2009
Commission File No. 001-33811
NAVIOS MARITIME PARTNERS L.P.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

     On October 27, 2009, Navios Maritime Partners L.P. (“Navios”) entered into an Amendment to its Management Agreement, dated November 16, 2007, between Navios and Navios ShipManagement Inc., whereby Navios fixed the rate for ship management services of its owned fleet for a period of two years ending November 16, 2011. The new management fees are: (a) $4,500 daily rate per Ultra-Handymax vessel; (b) $4,400 daily rate per Paramax vessel; and (c) $5,500 daily rate per Capesize vessel. A copy of the Amendment to Management Agreement is attached as Exhibit 99.1 to this Report and is incorporated herein by reference.
     The information contained in this Report is hereby incorporated by reference into the Registration Statement on Form F-3,
File No. 333-157000.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: October 29, 2009

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Amendment to Management Agreement dated October 27, 2009